
June 1, 2022

Douglas P. Dick
Dechert LLP
1900 K Street, NW
Washington, DC 20006

> Re: **PIMCO Capital Solutions BDC Corp.**
> **File No. 000-56438**

Dear Mr. Dick:

On May 10, 2022, you filed a registration statement on Form 10 on behalf of PIMCO Capital Solutions BDC Corp. (the "Company"), in connection with the registration of the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

We note that the Company is voluntarily registering shares of its common stock under Section 12(g) of the Exchange Act. Please note that a filing on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not satisfactorily addressed within this 60-day time period, you should consider withdrawing the Company's Form 10 prior to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Section 13(a) of the Exchange Act. Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

REGISTRATION STATEMENT

Explanatory Note (page 1)

1.   The first sentence of the fourth paragraph of this section states that the Company will file an election with the SEC to be treated as a BDC. Since the registration statement will not go effective until the Company has filed an election to be treated as a BDC, please revise the disclosure in this sentence to use the past tense (*e.g.*, "the Company has filed an election with the SEC . . .").

2.   In the fourth paragraph of this section, please disclose the four bullet points in bolded font. Please also add the bulleted disclosure below in bold, or explain to us why such disclosure is not appropriate.

- The Company intends to invest primarily in privately held companies for which little public information exists and which are more vulnerable to economic downturns and substantial variations in operating results.

- The privately held companies and below investment grade securities ("junk" bonds) in which the Company invests are difficult to value and will generally be illiquid.

- Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept high risks and lack of liquidity inherent in an investment in the Company.

- The Company has elected to be regulated as a BDC under the 1940 Act, which imposes numerous restrictions on the Company's activities, including restrictions on leverage and the nature of its investments.

Summary of Risk Factors (pages 4 – 5)

3.   Please add a risk factor stating that an investor will be required to make capital contributions to purchase shares of Common Stock each time the Company delivers a drawdown notice, including potential catch-up purchases.

4.   The fourteenth bullet point refers to "sub-investment grade debt obligations". Please clarify what sub-investment grade debt obligations are. If "sub-investment grade" means below investment grade, please replace "sub-investment grade" with "below investment grade" and add a reference to "junk bonds" thereafter.

Item 1. Business — (b) Description of Business — About PIMCO (page 7)

5.   The last sentence of the first paragraph of this section states that as of December 31, 2021, PIMCO had approximately $1.71 trillion of third party assets under management. Please

clarify what "third party assets under management" include and how the term differs from assets under management.

Item 1. Business — (b) Description of Business — Investment Objective and Strategy (page 8)

6.   The second sentence of this section states that the Company seeks to achieve its investment objective by investing primarily in privately negotiated loans and equity investments to middle market companies. Please disclose the targeted allocation for investment in loans and investment in equity. Please also disclose (i) the types of loans (*e.g.*, secured, unsecured, first lien, second lien, unitranche, mezzanine) and equities in which the Company will principally invest; (ii) credit quality and maturity policy with respect to the loan investments; (iii) market capitalization policy with respect to equity; and (iv) corresponding risks in the Risk Factors section.

7.   The second to last sentence of the first paragraph of this section states that the Company may make select investments in non-U.S. portfolio companies. If the Company will invest in emerging markets as a principal strategy, please disclose such investments here and corresponding risks in the Risk Factors section.

8.   The first bullet point states that the Company seeks to provide investors with access to "a diversified portfolio of credit investments". Inasmuch as the Company is non-diversified, please revise the reference to a diversified portfolio or explain to us why such reference is appropriate.

Item 1. Business — (b) Description of Business — The Private Offering (pages 9 – 10)

9.   The last sentence of the fourth paragraph of this section states that the Board may set the price per share above the net asset value per share based on a variety of factors. Please disclose factors other than the total amount of the Company's accrued organizational and offering expenses that will cause the Board to set the price per share above the net asset value per share. We may have more comments after reviewing your response.

Item 1. Business — (b) Description of Business — Advisory Agreement; Administration Agreement (page 10)

10.   Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

11.   Under "Fee Waiver", the disclosure states that the Adviser has agreed to waive all Management Fees pursuant to the Advisory Agreement for so long as the only Stockholders of the Company are PIMCO-advised affiliates. Please disclose any ability of the Adviser to recoup waived Management Fees and briefly describe any limits on the Adviser's ability to recoup.

Item 1. Business — (b) Description of Business — Administration Agreement (pages 10 – 14)

12.   The last sentence of the last full paragraph on page 12 describes an Expense Reimbursement Agreement pursuant to which the Advisor may elect to pay certain Company expenses on the Company's behalf. Please identify the "certain Company expenses" the Adviser may elect to pay.

13.   The last sentence on page 12 state that the Company will engage or otherwise transact with one or more Service Providers in connection with its ongoing operations, including in respect of portfolio investments. Disclosure on page 12 also identifies Dual Service Providers and the Services Company as providers of services to the Company. The first sentence of the fourth paragraph on page 79 states that "[s]ome portfolio services provided by Service Providers may be substantially similar to services provided by the Advisor."   Please identify each Service Provider, Dual Service Provider and/or the Services Company who is an investment adviser to the Company as such and provide all required disclosure about such investment advisers. Alternatively, please explain to us why Service Providers, Dual Service Providers and/or the Services Company are not investment advisers to the Company as defined in Section 2(a)(20) of the Investment Company Act of 1940 ("1940 Act"). We may have more comments after reviewing your response.

14.   The first sentence under "Services Company" on page 13 states that the Services Company will serve as a Service Provider. Please disclose the specific services to be provided by the Services Company.

Item 1. Business — (b) Description of Business — Defaults (page 17)

15.   The first sentence describes default penalties any Stockholder failing to timely make a Capital Contribution to the Company when due may be subject. Please disclose the price at which a forced sale or automatic transfer of 25% of shares would occur and to whom a forced sale would be made. Please also supplementally describe the Company's policies and procedures to conduct a forced sale or automatic transfer of 25% of the shares of the Company, including procedures regarding determination of the price at which such sale or transfer is made and to whom the sale or transfer is made. In addition, please clarify what "voting and approval rights" may be forfeited. If the voting rights are voting rights associated with ownership of Common Stock, please explain to us how a Stockholder's forfeiture of voting rights is consistent with Section 18(i) of the 1940 Act.

Item 1. Business — (b) Description of Business — Special Purpose Vehicles (page 17)

16.   The disclosure in this section indicates that the Adviser may invest through SPVs. Please respond to the following comments regarding any primarily controlled SPV that engages in investment activities in securities or other assets. A primarily controlled SPV is an entity that the Company controls as defined in Section 2(a)(9) of the 1940 Act and for which the Company's control of the entity is greater than that of any other person.

    a. Disclose any of the SPV's principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Company.

    b. Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the SPV.

    c. Disclose that each investment adviser to the SPV complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the SPV and its investment adviser as an exhibit to the registration statement. *See* Item 25.2.k. of Form N-2.

    d. Disclose that each SPV complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the SPV.

    e. Confirm to us that (a) if a SPV is not organized in the U.S., the SPV and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) a SPV and its board of directors will agree to inspection by the staff of the SPV's books and records, which will be maintained in accordance with Section 31, as modified by Section 64 of the 1940 Act.

17.   Please confirm to us that the financial statements of each wholly-owned and substantially wholly-owned SPV will be consolidated with those of the Company.

18.   Please confirm if any of the SPVs charge a management fee. If so, please confirm to us that an SPV's management fee (including any performance fee) will be included in the "Management Fee" line item of any fee table the Company discloses and a SPV's expenses will be included in the "Other Expenses" line item of any such fee table.

Item 1. Business — (b) Description of Business — Investments in Investment Companies, Business Development Companies and Private Funds (page 17)

19.   Please disclose that the Company will not invest more than 15% of its assets in private funds that rely on Section 3(c)(1) and/or Section 3(c)(7) of the 1940 Act.

Item 1. Business — (b) Description of Business — Involuntary Repurchases (page 18)

20.   Please replace this paragraph with disclosure that the Company will conduct involuntary repurchases consistent with Rule 23c-2 under the 1940 Act.

Item 1. Business — (b) Description of Business — Discretionary Repurchase of Shares (pages 18 – 20)

21.   The last sentence of the third to last paragraph on page 19 states that the Company has the right to repurchase all of a Stockholder's Common Stock at any time if the aggregate value of such Stockholder's Common Stock is less than the minimum initial investment for the Company.

Please explain to us how this repurchase can be made in compliance with Rule 23c-2 under the 1940 Act.

22.   Please replace the last paragraph of this section with disclosure that the Company will conduct involuntary repurchases consistent with Rule 23c-2 under the 1940 Act.

Item 1. Business — (b) Description of Business — Regulation as a Business Development Company (pages 20 – 25)

23.   On page 22, in the third sentence under "Senior Securities", please delete "or emergency". *See* Section 18(g) of the 1940 Act.

24.   On page 25, the last sentence under "Emerging Growth Company" states that the Company intends to take advantage of the extended transition period to comply with new or revised accounting standards. Please also disclose this information earlier in the filing.

Item 1A. Risk Factors — Risk Related to the Company's Investments — Illiquid Nature of Investment Portfolio (page 34)

25.   The first sentence of this risk factor states that the Company will invest in "private equity investments". Please disclose what private equity investments are (*e.g.*, equity of private companies). We may have more comments after reviewing your response.

Item 1A. Risk Factors — Risk Related to the Company's Investments — Syndication and/or Transfer of Investments (page 39)

26.   The first sentence states that the Company may originate and/or purchase certain debt assets, including "ancillary equity assets". Please disclose what ancillary equity assets are.

27.   Many of the risk factors in this section describe risks of investments that are not identified in the description of the Company's business in Item 1 (*e.g.*, Second Lien, or other Subordinated Loans (page 41); Unsecured Loans (page 41); Covenant-Lite Loans (page 42); Hedging Transactions (page 47)). Please review the risk factors and disclose the types of investments referenced therein in the description of the Company's business.

28.   On page 43, please revise the heading of "Borrowing Risk" as this risk factor describes the risks of activities other than borrowing, such as engaging in derivative transactions.

Item 2. Financial Information Management's Discussion and Analysis of Financial Condition and Results of Operations — Expense Reimbursement Agreement (page 67)

29.   If accurate, please revise the third sentence of this section to replace "has agreed to make" with "has agreed to elect to make".

30.   The last paragraph of this section describes the possibility that the Company may have to pay the Adviser for previously waived expenses "under certain circumstances." Please briefly describe the circumstances under which the Company would be required to repay the Advisor for previously waived expenses.

Item 11. Description of Registrant's Securities To Be Registered (pages 98 – 102)

31.   If the Company's organizational documents and/or the Subscription Agreement contain provisions that require shareholders to waive jury trials, please disclose such provision in this section.

32.   If the Company's organizational documents and/or the Subscription Agreement contain provisions that restrict shareholders' ability to bring direct or derivative claims or require Stockholders to submit to mandatory arbitration, please disclose such provisions in this section. We may have more comments after reviewing your response.

33.   Under "Exclusive Forum" on page 92, please disclose the associated risks of the exclusive forum provision (*e.g.*, shareholders may have to bring suit in an inconvenient and unfavorable forum; that the enforceability of exclusive forum provisions is questionable).

Item 13. Financial Statements and Supplementary Data (pages 93 – 94)

34.   Please file an amended Form 10 with complete financial statements at least 15 days prior to the effective date of the Form 10.

35.   Please provide an analysis under Article 6-11 of Regulation S-X and discuss whether the Company will acquire all or substantially all of the portfolio investments held by private funds. If so, please include financial statements and consents for the private funds in the registration statement and ensure that these financial statements have been audited in accordance with U.S. GAAP and Article 12 of Regulation S-X as required by Article 6-11 of Regulation S-X.

36.   If the acquisition of the initial portfolio does not meet the requirements in Article 6-11 of Regulation S-X please include an unaudited special purpose schedule of investments prepared in accordance with Article 12-12 of Regulation S-X in the body of the registration statement that includes the initial portfolio of investments that the fund expects to purchase.

37.   Please ensure that the Company will comply with the Exchange Act reporting requirements in filing their first 10-Q or 10-K. After a registrant's first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

Signature Page

38.   Please disclose the title of the signing officer under her name. *See* Form 10 signature page.

GENERAL COMMENTS

39.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

40.   Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

41.   Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement, other than the application for co-investment relief that is described on page 20 of the registration statement.

42.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Should you have any questions regarding this letter, please feel free to contact me at (202) 551-6782.

Sincerely,

/s/ Anu Dubey

Anu Dubey
Senior Counsel

cc: Michael Spratt
         Ken Ellington